Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614

January 5, 2007

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Diagnostic Imaging International Corp.
Response to Comments on Amendment No. 1
by means of Amendment No. 2 to Form SB-2
Registration Statement - File No. 333-136436

Dear Mr. Riedler:

On behalf of Diagnostic Imaging International Corp. (the “Company” or “Diagnostic Imaging”), we respond as follows to the Staff’s comments received by letter dated December 13, 2006, relating to the above-captioned Registration Statement on Form SB-2.  Captions and page references herein correspond to those set forth in your letter.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form SB-2 of the Company.

Business

Properties -Page 35

1.

We note your response to comment 33.  It appears that the amounts disclosed are material to your net loss and therefore should be reflected in your financial statements. Please revise your financial statements accordingly. In addition, please tell us how these fair values were determined.

The financial statements for all periods included in Amendment No. 2 to the Registration Statement on Form SB-2 have been restated to include rent expense. In the previously issued financial statements, management omitted the fair value of certain services rendered to the Company by its President, Richard Jagodnik.  Mr. Jagodnik provides office space for the company which includes utilities and office supplies.  Management estimates the fair value of these services to be $6,000 per year based on market comparisons of similar facilities.

Mr. Jeffrey P. Riedler

January 5, 2006

Certain Relationships and elated Transactions – Page 37

2.

We note your response to comment 35 and the related disclosures.  In your revised disclosures you state the shares issued to Mr. Jagodnik are not likely to be registered for a substantial period of time because he does not have any registration rights.  Please explain to us how he will be able to register these securities if he does not have registration rights.  If additional consideration will be paid or any revisions are planned to 7,000,000 shares issued please disclose those details.

The registration statement at page 37 has been amended to make clear that Mr. Jagodnik does not have any current registration rights, and there are no plans to provide any registration rights to him.

Moreover, as discussed orally with Ms. Hartz, there are no components to his current compensation that required the Company to register the shares.  There is no currently contemplated modification to his compensation arrangement or ownership of the shares that would provide for registration rights for the shares.  There are no provisions in any agreement and no agreement is contemplated that would provide for any redemption of the shares held by Mr. Jagodnik or similar obligation by the Company to acquire the shares held by Mr. Jagodnik.

Although the Company may consider issuing more shares to Mr. Jagodnik in the future as compensation, there are no current plans to authorize such an issuance.

Consolidated Financial Statements

3.

We note you have revised your audited financial information to correct your accounting for your deferred tax asset and loss on foreign exchange.  Please tell us why your cash balance and loss on foreign exchange was revised.  In addition, for both of these changes, revise your financial statements to comply with paragraph 25 and 26 of FAS 154.  Please also include similar disclosure for any additional changes in your financial information made in response to comments issued.

The cash balances and the loss on foreign exchange were revised in the financials due to a miscalculation of the foreign exchange rate in effect for the period ended December 31, 2005. Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Revenue and expenses are translated at average rates in effect during the period.  The resulting translation adjustment is reflected as accumulated other comprehensive income (loss), a separate component of shareholders’ equity on the consolidated balance sheets.  The Company recognized ($151.74) and $100.03 in 2005 and 2004, respectfully. This information is reflected in Note 2 to the financial statements included in the amended SB-2.

Note 1.  Organization and Summary of Significant Accounting Policies

Foreign currency Translation - Page F-8

4.

Please revise your disclosure to include the revised translation adjustment balance of $(151.74) recognized in 2005.

The disclosure has been revised in Note 2 to the financial statements.

Mr. Jeffrey P. Riedler

January 5, 2006

Note 6.  Going Concern -- Page F-9

5.

Please revise your disclosure to disclose the correct net loss amounts of $11,593.09 and $528 for 2005 and 2004, respectively.

The disclosure has been revised in Note 7 to the financial statements to reflect the correct net losses as adjusted for the rent expense

Diagnostic Imaging acknowledges that:

(i)

Diagnostic Imaging is responsible for the adequacy and accuracy of the disclosure in the registration statement filing referred to above;

(ii)

The staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(iii)

Diagnostic Imaging may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/S/ Andrew D. Hudders

Andrew D. Hudders

ADH:mp